August 28, 2015

VIA EDGAR
Mr. William H. Thompson, Accounting Branch Chief
Office of Consumer Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:     NorthWestern Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 12, 2015
Form 8-K Filed July 28, 2015
File No. 1-10499
Dear Mr. Thompson:
The following information is provided on behalf of NorthWestern Corporation (NorthWestern) in response to the comments contained in your letter to us, dated August 14, 2015. We have reproduced below the Staff’s comments contained in your letter, together with our responses (in boldfaced type).
Form 10-K for Fiscal Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(3) Hydro Transaction, page F-13
1. Please explain to us why you expensed the legal and professional fees associated with the transaction in light of the guidance in ASC 805-50-30-1, which states that assets are recognized based on their cost to the acquiring entity, which generally includes the transaction costs of the asset acquisition.
We assessed the Hydro Transaction and concluded that the acquisition included the essential elements to be accounted for as a business combination in accordance with ASC 805. Therefore, in accordance with ASC 805-10-25-23, acquisition-related costs (other than those related to the issuance of equity and debt) were expensed as incurred. ASC 805-50-30-1 was not applied as the guidance is applicable to the acquisition of assets rather than a business.

3010 West 69th Street | Sioux Falls, SD 57108 | O 605-978-2900     NorthWesternEnergy.com

(13) Income Taxes, page F-28

2. Please tell us how unrecognized tax benefits are classified in the consolidated balance sheets including the amounts included in current and non-current liabilities.
As of December 31, 2014, we have significant federal and state net operating loss (NOL) carryforwards available to offset any additional income taxes that might arise from the disallowance of tax positions associated with our unrecognized tax benefits. Therefore, in accordance with ASC Topic 740-10-45-10A, our unrecognized tax benefits are classified as a reduction to the NOL deferred tax asset within the noncurrent deferred income taxes (liability) line on the consolidated balance sheet.

(21) Segment and Related Information, page F-47

3. We note that you generate revenues from sale of electricity and gas, distribution of electricity and gas, transmission of electricity, regulation services and other sources. Please tell us why you did not provide the disclosures in ASC 280-10-50-40.
Our company operates with the primary purpose of providing customers with electricity and natural gas, which is the basis of our organizational structure and is reflected in the presentation of our reporting segments. ASC 280-10-50-40 requires the disclosure of "revenues from external customers for each product and service or each group of similar products and services unless it is impractical to do so." Our segments are already organized based on product offerings as we consider the sale, distribution and transmission of electricity to be interrelated in providing our customers with electricity and the sale, distribution and transportation of natural gas to be interrelated in providing our customers with natural gas.
While we provide a breakdown of retail, transmission and regulation services in Management’s Discussion and Analysis (MD&A), we respectfully believe further breakout of the “Operating Revenues” in our segment disclosure is not required. Within the MD&A, we believe the breakdown is appropriate to provide users with a relevant understanding of our business, and does so in a way that enhances, but is not redundant to, our segment related

3010 West 69th Street | Sioux Falls, SD 57108 | O 605-978-2900     NorthWesternEnergy.com

disclosures as it provides further information about our types of customers. Retail customer revenue constitutes the vast majority of our revenue. Providing additional MD&A breakdown of retail revenue by state and customer class, along with related volumes and customer counts, provides financial statement users relevant information to assist in their understanding of margin changes. Revenue related to transmission, regulation services and other services are not material to the financial statements; however, these revenues may have some unique characteristics that impact margin comparisons by period. We do not believe the additional MD&A information presented relating to types of customers to be within the scope of ASC 280-10-50-40.

Form 8-K filed July 28, 2015

Exhibit 99.1

4. Please explain to us why you present full non-GAAP statements of operations in reconciling GAAP earnings to adjusted earnings in investor slide and call presentations and why you believe presentation of full non-GAAP statements of operations does not attach undue prominence to the non-GAAP information. Refer to Question 102.10 of the staff’s Compliance & Disclosure Interpretation regarding non-GAAP Financial
Measurers available on our website at http://.sec.gov/divisions/vorpfin/guidance/nongaapinterp.htm.

We respectfully considered Question 102.10 and Regulation S-K, Item 10(e) in formulating our disclosures and we believe our current disclosures comply with these requirements. We note that Question 102.10 states that the presentation of a full non-GAAP income statement is generally disallowed if it results in undue prominence of the non-GAAP financial measure. The primary purpose of the full income statement reconciliation between GAAP reported earnings and non-GAAP earnings is to present the required reconciliation between each non-GAAP financial measure and its most directly comparable GAAP financial measure. We believe our presentation, while in the form of an income statement, does not place undue prominence on our non-GAAP financial measures, because equal, if not greater prominence is placed on the GAAP financial measures by virtue of the fact that the reconciliation starts with the GAAP amounts in the first column and clearly labels the non-GAAP financial measures as non-

3010 West 69th Street | Sioux Falls, SD 57108 | O 605-978-2900     NorthWesternEnergy.com

GAAP. In addition, the GAAP reported income statement is presented before the non-GAAP income statement reconciliation. On the Adjusted Earnings reconciliation, the column headings clearly indicate and emphasize the GAAP financials as reported, with the adjusted column labeled as non-GAAP. For these reasons, we believe this presentation fulfills the requirements of Regulation S-K, Item 10(e)(1)(i)(A).

We believe it is beneficial to users to have all the components of non-GAAP adjusted earnings and GAAP reported net income in one place. This allows the user to easily find the amounts necessary to calculate earnings per share on both a GAAP reported basis and the estimates we contemplated in issuing our original guidance. Such analysis would be more difficult if we presented separate reconciliations or excluded line items from the presentation. Users would be required to search filings for components necessary to calculate these and other ratios. We know from discussions with our financial statement users that this schedule is informative and they have commented on the usefulness of this reconciliation. In fact, if we no longer prepared the non-GAAP income statement format, analysts would undoubtedly attempt to compile it themselves, which would lead to additional confusion and diversity in practice and reduced transparency. We believe that providing this comprehensive reconciliation and presentation fulfills the requirement in Regulation S-K, Item 10(e)(1)(i)(B), and is responsive to the needs of our financial statement users.

This is the same format provided to and used by the Board of Directors and executive management in their oversight and decision making roles. It is our strong belief that this presentation is useful to analysts, investors and other users of the financial statements, conveys management’s view of the results of operations, and is not prohibited by either Question 102.10 or Regulation S-K, Item 10(e)(1)(i).

The disclosures that we currently present for non-GAAP measures were formulated in response to requests by users of our financial statements for help in understanding the effect of certain items on each component of net income.

3010 West 69th Street | Sioux Falls, SD 57108 | O 605-978-2900     NorthWesternEnergy.com

Over the years, we have devoted much time and effort to creating supplemental disclosures to provide essential information to users that present a more economic view of the results of operations and financial condition, while still complying with SEC rules and regulations, and in a way that disseminates the information timely and consistently to all users in accordance with Regulation FD. We believe that users (particularly analysts) of our financial statements understand these adjustments and incorporate them in their analysis of our results.
In future presentations, we propose adding a prominent statement to the reconciliation as follows: “The non-GAAP measures presented in the table above are being shown to reflect significant items that were not contemplated in our original guidance; however they should not be considered a substitute for financial results and measures determined or calculated in accordance with GAAP.” We believe this would further satisfy the requirements in Regulation S-K, Item 10(e)(1)(i)(C) and 10(e)(1)(i)(D).
NorthWestern hereby represents that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
You may contact me at 605-978-2806 if you have questions related to our responses.
Regards,
/s/ Kendall Kliewer

Kendall Kliewer
Vice President & Controller
NorthWestern Corporation

3010 West 69th Street | Sioux Falls, SD 57108 | O 605-978-2900     NorthWesternEnergy.com